

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Mark M. Manno
Interim Co-CEO, CAO and CLO
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd
Bristol, TN 37620

C. Andrew Eidson
Interim Co-CEO and CFO
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd
Bristol, TN 37620

> **Re: Contura Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 001-38735**

Dear Mr. Manno:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining